SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Solta Medical, Inc. (f/k/a Thermage, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83438K103

(CUSIP Number)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 24 Pages
Exhibit Index on Page 20

CUSIP NO. 83438K103	13 G	Page 2 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VII, L.P. (“DV VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,737,315 shares, except that Delphi Management Partners VII, L.L.C. (“DMP VII”), the general partner of DV VII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,737,315 shares, except that DMP VII, the general partner of DV VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,737,315
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 83438K103	13 G	Page 3 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VII, L.P. (“DBI VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
27,370 shares, except that DMP VII, the general partner of DBI VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
27,370 shares, except that DMP VII, the general partner of DBI VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,370
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 83438K103	13 G	Page 4 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  DMP VII, the general partner of DV VII and DBI VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  DMP VII, the general partner of DV VII and DBI VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,764,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 83438K103	13 G	Page 5 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures V, L.P. (“DV V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
717,624 shares, except that Delphi Management Partners V, L.L.C. (“DMP V”), the general partner of DV V, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Donald J. Lothrop (“Lothrop”), and Kevin L. Roberg (“Roberg”), the managing members of DMP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
717,624 shares, except that DMP V, the general partner of DV V, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Lothrop, and Roberg, the managing members of DMP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 83438K103	13 G	Page 6 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments V, L.P. (“DBI V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
7,782 shares, except that DMP V, the general partner of DBI V, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Lothrop, and Roberg, the managing members of DMP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
7,782 shares, except that DMP V, the general partner of DBI V, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Lothrop, and Roberg, the managing members of DMP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,782
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 83438K103	13 G	Page 7 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
725,406 shares, of which 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  DMP V, the general partner of DV V and DBI V, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Lothrop, and Roberg, the managing members of DMP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
725,406 shares, of which 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  DMP V, the general partner of DV V and DBI V, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Lothrop, and Roberg, the managing members of DMP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,406
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 83438K103	13 G	Page 8 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
3,490,091 shares, of which 2,737,315 are directly owned by DV VII, 27,370 are directly owned by DBI VII, 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Bochnowski is a managing member of both DMP VII, the general partner of DV VII and DBI VII, and DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
3,490,091 shares, of which 2,737,315 are directly owned by DV VII, 27,370 are directly owned by DBI VII, 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Bochnowski is a managing member of both DMP VII, the general partner of DV VII and DBI VII, and DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,490,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 9 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
3,490,091 shares, of which 2,737,315 are directly owned by DV VII, 27,370 are directly owned by DBI VII, 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Douglass is a managing member of both DMP VII, the general partner of DV VII and DBI VII, and DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
3,490,091 shares, of which 2,737,315 are directly owned by DV VII, 27,370 are directly owned by DBI VII, 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Douglass is a managing member of both DMP VII, the general partner of DV VII and DBI VII, and DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,490,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 10 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Maroney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  Maroney is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  Maroney is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,764,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 11 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000 shares
6

SHARED VOTING POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  Roeder is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 1,000 shares
8

SHARED DISPOSITIVE POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  Roeder is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 12 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  Pakianathan is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,764,685 shares, of which 2,737,315 are directly owned by DV VII and 27,370 are directly owned by DBI VII.  Pakianathan is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,764,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 13 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donald J. Lothrop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
725,406 shares, of which 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Lothrop is a managing member of DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
725,406 shares, of which 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Lothrop is a managing member of DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,406
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 14 of 24 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin L. Roberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
725,406 shares, of which 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Roberg is a managing member of DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
725,406 shares, of which 717,624 are directly owned by DV V and 7,782 are directly owned by DBI V.  Roberg is a managing member of DMP V, the general partner of DV V and DBI V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,406
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83438K103	13 G	Page 15 of 24

ITEM 1(A).

NAME OF ISSUER:

Solta Medical, Inc. (f/k/a Thermage, Inc.)

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

25881 Industrial Boulevard
Hayward, CA 94545

ITEM 2(A).

NAME OF PERSONS FILING:

This statement is filed by Delphi Ventures VII, L.P., a Delaware limited partnership (“DV VII”), Delphi BioInvestments VII, L.P., a Delaware limited partnership (“DBI VII”), Delphi Management Partners VII, L.L.C., a Delaware limited liability company (“DMP VII”) and the general partner of DV VII and DBI VII, Delphi Ventures V, L.P., a Delaware limited partnership (“DV V”), Delphi BioInvestments V, L.P., a Delaware limited partnership (“DBI V”), Delphi Management Partners V, L.L.C., a Delaware limited liability company (“DMP V”) and the general partner of DV V and DBI V, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), Deepika R. Pakianathan, Ph.D. (“Pakianathan”), Donald J. Lothrop (“Lothrop”), and Kevin L. Roberg (“Roberg”).  Bochnowski, Douglass, Maroney, Roeder and Pakianathan are the managing members of DMP VII.  Bochnowski, Douglass, Roberg and Lothrop are the managing members of DMP V.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DMP VII is the general partner of DV VII and DBI VII and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VII and DBI VII.  Bochnowski, Douglass, Maroney, Roeder and Pakianathan are the managing members of DMP VII and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV VII and DBI VII.

DMP V is the general partner of DV V and DBI V and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV V and DBI V.  Bochnowski, Douglass, Lothrop, and Roberg are the managing members of DMP V and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV V and DBI V.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road
Building 1 – Suite 135
Menlo Park, CA  94025

CUSIP NO. 83438K103	13 G	Page 16 of 24

ITEM 2(C)

CITIZENSHIP:

DV VII, DBI VII, DV V and DBI V are Delaware limited partnerships.  DMP VII and DMP V are Delaware limited liability companies.  Bochnowski, Douglass, Maroney, Roeder, Pakianathan, Lothrop and Roberg are United States citizens.

ITEM 2(D) AND ITEM 2(E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock
CUSIP # 83438K103

ITEM 3.

Not Applicable.

CUSIP NO. 83438K103	13 G	Page 17 of 24

ITEM 4.

OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2008:

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of DV VII, DBI VII, DV V and DBI V, and the limited liability company agreements of DMP VII and DMP V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

CUSIP NO. 83438K103	13 G	Page 18 of 24

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 83438K103	13 G	Page 19 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2009

Entities: DELPHI MANAGEMENT PARTNERS VII, L.L.C. DELPHI VENTURES VII, L.P. DELPHI BIOINVESTMENTS VII, L.P. DELPHI MANAGEMENT PARTNERS V, L.L.C. DELPHI VENTURES V, L.P. DELPHI BIOINVESTMENTS V, L.P.	By: /s/ James J. Bochnowski James J. Bochnowski, Attorney-in-fact for above-listed entities
Individuals: James J. Bochnowski David L. Douglass John F. Maroney Douglas A. Roeder Deepika R. Pakianathan, Ph.D. Donald J. Lothrop Kevin L. Roberg	By: /s/ James J. Bochnowski James J. Bochnowski, Attorney-in-fact for above-listed individuals

CUSIP NO. 83438K103	13 G	Page 20 of 24

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	21
Exhibit B: Power of Attorney	22

CUSIP NO. 83438K103	13 G	Page 21 of 24

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Solta Medical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 12, 2009

Entities: DELPHI MANAGEMENT PARTNERS VII, L.L.C. DELPHI VENTURES VII, L.P. DELPHI BIOINVESTMENTS VII, L.P. DELPHI MANAGEMENT PARTNERS V, L.L.C. DELPHI VENTURES V, L.P. DELPHI BIOINVESTMENTS V, L.P.	By: /s/ James J. Bochnowski James J. Bochnowski, Attorney-in-fact for above-listed entities
Individuals: James J. Bochnowski David L. Douglass John F. Maroney Douglas A. Roeder Deepika R. Pakianathan, Ph.D. Donald J. Lothrop Kevin L. Roberg	By: /s/ James J. Bochnowski James J. Bochnowski, Attorney-in-fact for above-listed individuals

CUSIP NO. 83438K103	13 G	Page 22 of 24

EXHIBIT B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Delphi Management Partners VII, L.L.C. or such other person or entity as is designated in writing by James J. Bochnowski (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates James J. Bochnowski (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:  February 12, 2009

DELPHI MANAGEMENT PARTNERS VII, L.L.C.

By:

/s/ James J. Bochnowski

James J. Bochnowski, Managing Member

DELPHI VENTURES VII, L.P.

By:

Delphi Management Partners VII, L.L.C.,

Its General Partner

By:

/s/ James J. Bochnowski

James J. Bochnowski, Managing Member

CUSIP NO. 83438K103	13 G	Page 23 of 24

DELPHI BIOINVESTMENTS VII, L.P.

By:

Delphi Management Partners VII, L.L.C.,

Its General Partner

By:

/s/ James J. Bochnowski

James J. Bochnowski, Managing Member

DELPHI MANAGEMENT PARTNERS V, L.L.C.

By:

/s/ James J. Bochnowski

James J. Bochnowski, Managing Member

DELPHI VENTURES V, L.P.

By:

Delphi Management Partners V, L.L.C.,

Its General Partner

By:

/s/ James J. Bochnowski

James J. Bochnowski, Managing Member

DELPHI BIOINVESTMENTS V, L.P.

By:

Delphi Management Partners V, L.L.C.,

Its General Partner

By:

/s/ James J. Bochnowski

James J. Bochnowski, Managing Member

JAMES J. BOCHNOWSKI

By:

/s/ James J. Bochnowski

James J. Bochnowski

CUSIP NO. 83438K103	13 G	Page 24 of 24

DAVID L. DOUGLASS

By:

/s/ David L. Douglass

David L. Douglass

JOHN F. MARONEY

By:

/s/ John F. Maroney

John F. Maroney

DOUGLAS A. ROEDER

By:

/s/ Douglas A. Roeder

Douglas A. Roeder

DEEPIKA R. PAKIANATHAN, PH.D.

By:

/s/ Deepika R. Pakianathan, Ph.D

Deepika R. Pakianathan, Ph.D.

DONALD J. LOTHROP

By:

/s/ Donald J. Lothrop

Donald J. Lothrop

KEVIN L. ROBERG

By:

/s/ Kevin L. Roberg

Kevin L. Roberg